SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

13 September, 2012

BP ANNOUNCEs SALE OF INTEREST IN DRAUGEN TO SHELL

BP announced today that it has agreed to sell its 18.36 per cent non-operated interest in the Draugen field in the Norwegian Sea to AS Norske Shell for $240 million in cash.

The agreement is a further example of BP's active management of its portfolio in the North Sea, focusing investment on high value assets with long term growth potential, while realising the value of non-core assets.

"BP is a significant investor in Norway and is in the final stages of completing two major projects, the Skarv field and the re-development of the Valhall field, which will greatly increase our production from the country," said Rebecca Wiles, managing director of BP Norway.

"These investments, together with our continuing operation of the Ula field, underline our long term commitment to Norway."

With the start-up of Skarv and Valhall redevelopment, BP's Norwegian production is expected to more than double, to over 60,000 barrels of oil equivalent per day.

The Valhall re-development project involves the installation of a new platform, extending production from the field out to 2050. The Skarv project, involving a new floating production storage and offloading (FPSO) vessel in the Norwegian Sea, is expected to produce for 25 years and to be a key hub for BP in Norway. Significant investments have been made in Ula and the field is expected to produce until 2028.

Net BP production from Draugen, which is operated by Shell, averages some 6,000 barrels per day. Completion of the deal is anticipated by the end of 2012, subject to regulatory approval.

With today's announcement, BP has now entered into agreements to sell assets with a value of around $33 billion since the beginning of 2010. BP expects to divest assets with a total value of $38 billion between 2010 and 2013 as it focuses its business around the world on its strengths and opportunities for growth.

Notes to Editors:

BP in Norway:
· BP has been in Norway since 1920
· BP Norway has 15 licences, and is the operator of 11 of these. The fields currently in production and operated by BP Norway are Valhall, Hod, Ula and Tambar
· A new projects organisation is being established in Stavanger that will develop a projects capability in BP Norway to service future projects from the Valhall, Ula and Skarv hubs through to 2050
· BP expects to invest $10 billion (c £6.7billion) net over the next five years in Norway and the UK

Further information:

· BP Norway press office: +47 520 13205
· BP London press office: 020 7496 4076

Cautionary Statement:
This release contains forward-looking statements, including statements with respect to the expected completion of BP's disposal of its interest in the Draugen field; BP's future investment and strategy in Norway and the UK; BP's future production in Norway; the Skarv field and Valhall field projects and their and the Ula field's expected production life; and other statements which are generally, but not always, identified by the use of words such as 'will', 'intended to', 'expected to', and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the actions of counterparties; regulatory actions; demand and pricing; general economic conditions; and other factors discussed in this release and in BP's Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the United States Securities and Exchange Commission.

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:13 September 2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary